UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2006

_____

IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

INDIANA	0-6835	35-1286807
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

500 Washington Street

Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

ITEM 2.03 CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT.

Irwin Financial Corporation. (the "Corporation"), established a new Delaware trust subsidiary, IFC Capital Trust IX (the "Trust") , which completed the sale of $31,500,000 of trust preferred securities on March 31, 2006. The Trust Preferred Securities mature on June 30, 2036, are redeemable at the Corporation's option beginning on June 30, 2011, and require quarterly distributions of interest by the Trust to the holder of the trust preferred securities. The trust preferred securities bear distributions at a fixed rate of 6.69% per annum of the liquidation amount through the distribution payment date in June, 2011 and thereafter at a variable rate, equal to LIBOR (as defined in the Junior Subordinated Indenture, dated as of March 31, 2006 between the Corporation and Wilmington Trust Company, as trustee (the "Indenture")) plus 1.49% per annum of the liquidation amount. The Trust simultaneously issued 975 of the trust's common securities to the Corporation for a purchase price of $975,000, which constitutes all of the issued and outstanding common securities of the Trust. The Trust used the proceeds from the sale of the trust preferred securities together with the proceeds from the sale of the common securities to purchase $32,475,000 aggregate principal amount of junior subordinated notes due June 30, 2036 issued by the Corporation (the "Junior Subordinated Notes"). The net proceeds from the offering will be used to replace substantially all of the Corporation's 8.75% convertible trust preferred securities that were redeemed on March 6, 2006.

The Junior Subordinated Notes were issued pursuant to the Indenture. The terms of the Junior Subordinated Notes are substantially the same as the terms of the trust preferred securities. The interest payments by the Corporation will be used by the trust to pay the quarterly distributions to the holders of the trust preferred securities. The Indenture permits the Corporation at its option to redeem in whole or in part the Junior Subordinated Notes (and thus a like amount of the trust preferred securities) on or after June 30, 2011, or in whole but not in part prior to June 30, 2011 at such time as the Corporation is considered an investment company under the Investment Company Act of 1940, as amended, upon certain tax events or upon the occurrence of certain capital events related to the Corporation.

The terms of the trust preferred securities are governed by an Amended and Restated Trust Agreement, dated March 31, 2006, between the Corporation, as Depositor, Wilmington Trust Company, as property trustee, Wilmington Trust Company, as Delaware trustee, and the Administrators named therein. Under the terms of the trust preferred securities, an event of default generally occurs upon:

- a default in the payment of interest on the Junior Subordinated Notes when it becomes due and payable, and continuance of such default for a period of 30 days except in the case of an election by the Corporation to defer payments of interest for up to 20 consecutive quarters (which, assuming compliance with certain limitations and requirements, does not constitute an event of default);

- a default in the payment of the principal of, or any premium on, the Junior Subordinated Notes at their maturity;

- a default in the payment of any interest upon the Junior Subordinated Notes following the deferral of interest payments by the Corporation for 20 consecutive quarterly interest payment periods;

- a default in the performance, or breach, in any material respect, of any covenant or warranty of the Corporation in the Indenture, which default continues for a period of 60 days after the Corporation received notice of such failure;

- a default in the payment of any distribution on the Trust Preferred Securities when it becomes due and payable, and continuance of the default for a period of 30 days;

- a default in the payment of the redemption price of any Trust Preferred Security when it becomes due and payable;

- a default in the performance, or breach, in any material respect of any covenant or warranty of the trustees in the Trust Agreement, which default continues for a period of 30 days after the trustees and the Corporation receive notice of such failure;

- bankruptcy or liquidation of the Corporation or a major bank subsidiary of the Corporation;

- the voluntary or involuntary liquidation or dissolution of the Trust; or

- a bankruptcy event with respect to the property trustee if a successor trustee has not been appointed within 90 days.

Pursuant to a Guarantee Agreement dated March 31, 2006, between the Corporation and Wilmington Trust Company, the Corporation has guaranteed the payment of distributions and payments on liquidation or redemption of the trust preferred securities. The obligations of the Corporation under the Guarantee Agreement are subordinate to all of the Corporation's senior debt.

The offering of the trust preferred securities was conducted pursuant to a Placement Agreement dated March 31, 2006 between the Corporation, the Trust, and J. P. Morgan Securities, Inc. The Corporation did not pay any fees or commissions to the placement agent.

ITEM 8.01. OTHER EVENTS.

On April 5, 2006, the Corporation issued a press release, announcing the private placement of $31,500,000 million of trust preferred securities issued by IFC Capital Trust IX. A copy of the press release is attached as Exhibit 99.1. This filing under Item 8.01 is made for purposes of Regulation FD.

ITEM 9.01. FINANCIAL STATEMENTS AND EXHIBITS.

   d.) Exhibits

Exhibit No.	Description
99.1	Press Release of Irwin Financial Corporation dated April 5 2006.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        IRWIN FINANCIAL CORPORATION
                                                  (Registrant)

Date: April 6, 2006   By: /s/ Gregory F. Ehlinger
                                        _____

                                             GREGORY F. EHLINGER
                                          Senior Vice President and Chief
                                                Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated April 5, 2006

News Release: IMMEDIATE RELEASE

For further information, contact:

Suzie Singer, Corporate Communications   812.376.1917
Greg Ehlinger, Chief Financial Officer   812.379.7603

**Irwin Financial Corporation Announces
Issuance Of $31.50 Million Of Trust Preferred Securities**

COLUMBUS, Indiana, April 5, 2006-- Irwin Financial Corporation (NYSE: IFC) today announced that it has completed a private placement of $31.50 million of trust preferred securities issued by IFC Capital Trust IX. The securities mature in 2036, bear interest at a fixed rate of 6.69% for the first five years and then convert to a variable interest rate of three month LIBOR plus 149 basis points thereafter, and are callable at the option of the company at par after five years.

The issuance replaces virtually all of Irwin's 8.75% Convertible Trust Preferred securities that were redeemed March 6, 2006.

The newly issued trust preferred securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an exemption from the registration requirements. This notice does not constitute an offer to sell or the solicitation of an offer to buy the securities.

About Irwin Financial

Irwin® Financial Corporation (http://www.irwinfinancial.com) is a bank holding company with a history tracing to 1871. The Corporation, through its principal lines of business, Irwin Union Bank, Irwin Commercial Finance, Irwin Home Equity Corporation and Irwin Mortgage Corporation, provides a broad range of financial services to consumers and small businesses in selected markets in the United States and Canada.

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